Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165166
December 7, 2010
7.50% tangible equity units
(the “Tangible Equity Units Offering”)

The information in this pricing term sheet relates only to the Tangible Equity Units Offering and the concurrent offering of Wintrust Financial Corporation’s common stock (the “Common Stock Offering”) and should be read together with (i) the preliminary prospectus supplements dated December 6, 2010 relating to the Tangible Equity Units Offering and the Common Stock Offering, including the documents incorporated by reference therein and (ii) the base prospectus dated March 3, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333- 165166. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

Company:	Wintrust Financial Corporation

NASDAQ Global Select Market Symbol:	“WTFC”

Trade Date:	December 7, 2010

Closing Price on December 6, 2010:	$32.23

Settlement Date:	December 10, 2010

Tangible Equity Unit Offering

Title of Securities:	Tangible Equity Units

Stated Amount:	Each Tangible Equity Unit has a stated amount of $50

Number of Tangible Equity Units Offered:	4,000,000 (or 4,600,000 if the underwriter exercises its over-allotment option to purchase up to 600,000 additional Tangible Equity Units in full)

Composition of Tangible Equity Units:	Each Tangible Equity Unit is a unit composed of a prepaid stock purchase contract (each, a “Purchase Contract”) and a junior subordinated amortizing note issued by the Company (each, an “Amortizing Note”), which has an initial principal amount of $9.728182 per Amortizing Note, bears interest at a rate of 9.50% per annum and has a scheduled final installment payment date of December 15, 2013.

Aggregate Principal Amount of Amortizing Notes:	$38,912,728

Reference Price:	$30.00 (which is the Common Stock Public Offering Price)

Threshold Appreciation Price:	$37.50 (which represents appreciation of approximately 25.0% over the Reference Price)

Initial Minimum Settlement Rate:	1.3333 shares of the Company’s common stock (subject to adjustment)

Initial Maximum Settlement Rate:	1.6666 shares of the Company’s common stock (subject to adjustment)

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders quarterly installments per Amortizing Note in the amounts and at the times as set forth on the below amortization schedule, which in the aggregate will be equivalent to a 7.50% cash payment per year with respect to each $50 Stated Amount of Tangible Equity Unit. Each installment will constitute a payment of interest (at a rate of 9.50% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth on the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest

March 15, 2011	$0.745703	$0.243880
June 15, 2011	$0.724166	$0.213334
September 15, 2011	$0.741365	$0.196135
December 15, 2011	$0.758973	$0.178527
March 15, 2012	$0.776998	$0.160502
June 15, 2012	$0.795452	$0.142048
September 15, 2012	$0.814344	$0.123156
December 15, 2012	$0.833684	$0.103816
March 15, 2013	$0.853484	$0.084016
June 15, 2013	$0.873755	$0.063745
September 15, 2013	$0.894506	$0.042994
December 15, 2013	$0.915751	$0.021749

For the avoidance of doubt and notwithstanding anything to the contrary in the preliminary prospectus supplement for the Tangible Equity Units, the first installment payment for the Amortizing Notes, payable on March 15, 2011, shall be equal to $0.989583 per Amortizing Note.

Tangible Equity Unit Public Offering Price:	$50 per Tangible Equity Unit / $200.0 million total (excluding the underwriter’s over-allotment option to purchase from the Company up to 600,000 additional Tangible Equity Units).

Estimated Net Proceeds to the Company from the Tangible Equity Units Offering:	The net proceeds from the sale of Tangible Equity Units in the Tangible Equity Unit Offering will be $194.0 million (or approximately $223.1 million if the underwriter exercises its over-allotment option to purchase up to 600,000 additional Tangible Equity Units in full), after deducting the underwriter’s discount payable by the Company but before offering expenses payable by the Company.

CUSIP for the Tangible Equity Units:	97650W 207

ISIN for the Tangible Equity Units:	US97650W2070

CUSIP for the Purchase Contracts:	97650W 140

ISIN for the Purchase Contracts:	US97650W1403

CUSIP for the Amortizing Notes:	97650W AE8

ISIN for the Amortizing Notes:	US97650WAE84

Fair Market Value of Tangible Equity Units:	The Company has determined that the fair market value of each Amortizing Note is $9.728182 and the fair market value of each Purchase Contact is $40.271818.

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate per Purchase Contract for each stock price and effective date set forth below:

		Effective Date
	December 10,	December 15,	December 15,	December 15,
Stock Price	2010	2011	2012	2013

$10.00	1.5036	1.5719	1.6282	1.6666
$12.50	1.4843	1.5580	1.6270	1.6666
$15.00	1.4586	1.5342	1.6158	1.6666
$17.50	1.4320	1.5056	1.5952	1.6666
$20.00	1.4073	1.4761	1.5671	1.6666
$22.50	1.3854	1.4480	1.5346	1.6666
$25.00	1.3669	1.4227	1.5009	1.6666
$27.50	1.3515	1.4007	1.4686	1.6666
$30.00	1.3390	1.3820	1.4394	1.6666
$32.50	1.3289	1.3666	1.4141	1.5384
$35.00	1.3209	1.3541	1.3931	1.4285
$37.50	1.3148	1.3441	1.3761	1.3333
$40.00	1.3100	1.3362	1.3627	1.3333
$42.50	1.3064	1.3300	1.3523	1.3333
$45.00	1.3038	1.3253	1.3445	1.3333
$47.50	1.3020	1.3217	1.3387	1.3333
$50.00	1.3007	1.3191	1.3345	1.3333
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•	if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.
The maximum number of shares of Common Stock deliverable under a Purchase Contract is 1.6666, subject to adjustment in the same manner as the fixed settlement rates as set forth in the preliminary prospectus under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates.”

Concurrent Common Stock Offering

Title of Securities:	Common stock, no par value of the Company

Shares Offered:	3,205,128 (or a total of 3,685,897 if the underwriters exercise their over-allotment option to purchase up to 480,769 additional shares of the Company’s common stock in full).

Common Stock Public Offering Price:	$30.00 per share / $96.2 million total (excluding the underwriters’ over-allotment option to purchase from the Company up to 480,769 additional shares of the Company’s common stock).

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $91.3 million (or approximately $105.0 million if the underwriters exercise their over-allotment option to purchase up to 480,769 additional shares of the Company’s common stock in full), after deducting the underwriters’ discount payable by the Company but before the Company’s offering expenses.

Wintrust Financial Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the Common Stock Offering and Tangible Equity Unit Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents Wintrust has filed with the SEC for more complete information about Wintrust and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Wintrust, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.
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